Mail Stop 4561

August 31, 2007

James A. Beer
Executive Vice President and
Chief Financial Officer
Symantec Corporation
20330 Stevens Creek Blvd.
Cupertino, California 95014

> **Re:** **Symantec Corporation**
> **Form 10-K for the Fiscal Year Ended**
> **March 31, 2006**
> **Filed June 9, 2006**
> **File No. 000-17781**

Dear Mr. Beer:

We have completed our review of your Form 10-K and related filings and do not, at this time, have any further comments.

Sincerely,

Kathleen Collins
Accounting Branch Chief